SILVERCREST’S FORM 40-F REGISTRATION STATEMENT EFFECTIVE

TSX-V: SVL	For Immediate Release

VANCOUVER, BC – August 2, 2011 – SilverCrest Mines Inc. (“SilverCrest”) is pleased to announce that its registration statement on Form 40-F, filed on May 31, 2011, with the United States Securities and Exchange Commission (“SEC”) to register its common shares under Section 12 of the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), automatically went effective on August 1, 2011 pursuant to Section 12(g)(1) of the U.S. Exchange Act. As a result, SilverCrest is now a reporting issuer under the U.S. Exchange Act and broker-dealers in the United States will now be able to effect transactions in common shares of SilverCrest in the United States. SilverCrest common shares trade in Canada on the TSX Venture Exchange through Canadian broker-dealers.

The Company intends to submit an application to have its common shares quoted on the OTCQX trading platform which is the top tier of the broker-dealer quotation services operated by OTC Markets Inc. The OTCQX is a broker-dealer trading platform with rules and listing standards that facilitates trading in over 9000 securities in the United States. The OTCQX is designed to meet the needs of an international public company such as SilverCrest by providing a trading platform in the United States that offers many of the benefits of the traditional U.S. stock exchanges. The Company expects that its shares will be accepted for quotation on the OTCQX in the next 30-60 days.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions and the costs associated with SEC reporting and timing of quotation on the OTCQX. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730
	Fax:	(604) 694-1761
“J. Scott Drever”	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.